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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q  [ ] Form N-SAR

                For Period Ended:                 June 30, 1997
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                [ ]  Transition Report on Form 10-K
                [ ]  Transition Report on Form 20-F
                [ ]  Transition Report on Form 11-K
                [ ]  Transition Report on Form 10-Q
                [ ]  Transition Report on Form N-SAR
                For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                            Premier Bancshares, Inc.
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Former Name if Applicable

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Address of Principal Executive Officer (Street and Number)
2180 E. Atlanta Plaza, 950 E. Paces Ferry Road
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City, State and Zip Code
Atlanta, Georgia  30326
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part III of this form
[X]       could not be eliminated without unreasonable effort or expense:
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          Due to the merger of Central and Southern Holding Company with Premier
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Bancshares, Inc. ("Premier") on June 23, 1997, all of Premier's financial
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statements for prior periods and the Guide 3 information for Premier had to be
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restated to reflect the merger.  As a result, management's discussion and
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analysis of results of operations to be included in the Form 10-Q could not be
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prepared for filing within the prescribed time period without unreasonable
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effort.
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PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:
            Michael E. Ricketson             (404)          814-3090
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                   (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                        [X]  Yes    [ ]  No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
     estimate of the result cannot be made.      [ ]  Yes  [X]  No


                           PREMIER BANCSHARES, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 1997                 /s/ Michael E. Ricketson
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                                      Michael E. Ricketson,
                                      Executive Vice President and
                                      Chief Financial Officer

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